FORM 4                                              OMB APPROVAL
                                                OMB Number:    3235-0287
[ ] Check this box if no longer                 Expires: September 30, 1998
    subject to Section 16. Form 4 or            Estimated average burden
    Form 5 obligations may                      hours per response...0.5
    continue. See Instruction 1(b).

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

DLJ MERCHANT BANKING PARTNERS, L.P. (See Attachment A for
additional Reporting Persons).
--------------------------------------------------------------
(Last)          (First)           (Middle)

277 Park Avenue
--------------------------------------------------------------
                (Street)

New York          NY               10172
--------------------------------------------------------------
(City)          (State)            (Zip)


2. Issuer Name and Ticker or Trading Symbol

Manufacturers' Services Limited (MSV)
--------------------------------------------------------------


3. IRS or Social Security
   Number of Reporting
   Person (Voluntary)

--------------------------------------------------------------


4. Statement for
   Month/Year

     06/00
--------------------------------------------------------------


5. If Amendment
   Date of Original
   (Month/Year)

--------------------------------------------------------------


6. Relationship of Reporting Person(s) to Issuer
          (Check all applicable)

         Director                  X   10% Owner
   ------                        ------

         Officer (give                 Other (specify
   ------        title below)    ------        below)


           ---------------------------------


7. Individual or Joint/Group Filing (Check Applicable
   Line)

       Form filed by One Reporting Person
   ---
    X  Form filed by More than One Reporting Person
   ---

Table I -- Non-Derivative Securities Acquired, Disposed of or Beneficially Owned

1. Title of Security (Instr. 3)   2. Trans-   3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-   7. Nature
                                     action      action        or Disposed of (D)          Securities       ship        of
                                     Date        Code          (Instr. 3, 4 and 5)         Beneficially     Form:       Indirect
                                                 (Instr. 8)                                Owned at         Direct      Bene-
                                                                                           End of Month     (D) or      ficial
                                     (Month/                                               (Inst. 3         Indirect    Owner-
                                     Day/                              (A or               and 4)           (I)         ship
                                     Year)     Code     V    Amount     (D)     Price                       (Instr. 4)  (Instr.4)

Common Stock                       06/28/00    S           776,428       D      $14.88       7,556,448        I        (1)(10)
                                                                                                                       (12)(13)

Common Stock                       06/28/00    S           311,394       D      $14.88       3,030,598        I        (2)(10)
                                                                                                                       (12)(13)

Common Stock                       06/28/00    S           347,862       D      $14.88       3,385,503        I        (3)(10)
                                                                                                                       (12)(13)

Common Stock                       06/28/00    S            20,169       D      $14.88         196,290        I        (4)(10)
                                                                                                                       (12)(13)

Common Stock                       06/28/00    S           193,176       D      $14.88       1,880,048        I        (5)(10)(11)
                                                                                                                       (12)(13)




FORM 4 (continued)

Common Stock                       06/28/00    S               971       D      $14.88           9,447        I        (6)(10)(11)
                                                                                                                       (12)(13)

Preferred Stock                    06/28/00    S           852,415       D      $28.81               0        I        (7)(10)
                                                                                                                    (12)(13)

Preferred Stock                    06/28/00    S           378,788       D      $28.81               0        I        (8)(10)
                                                                                                                    (12)(13)

Preferred Stock                    06/28/00    S           145,266       D      $28.81               0        I        (9)(10)
                                                                                                                    (12)(13)

Preferred Stock                    06/28/00    S           123,531       D      $28.81               0        I        (6)(10)(11)
                                                                                                                    (12)(13)

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


FORM 4 (continued) Table II--Derivative Securities Acquired, Disposed of, or
                              Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Deriva-  2. Conver- 3. Trans- 4. Trans- 5. Number of 6. Date   7. Title and   8. Price  9. Number 10. Owner- 11. Nature
   tive Security        sion or    action    action    Deriva-      Exer-     Amount         of        of De-     ship       of
   Security             Exer-      Date      Code      tive         cisable   of Under-      Deriv-    rivative   Form       In-
   (Instr. 3)           cise       (Month/   (Instr.   Securi-      and       lying          ative     Secur-     of De-     direct
                        Price      Day/      8)        ties         Expira-   Securi-        Secur-    ities      rivative   Benefi-
                        of         Year)               Acquired     tion      ties           ity       Bene-      Secur-     cial
                        Deri-                          (A) or       Date      (Instr.        (Instr.   ficially   ity:       Owner-
                        vative                         Disposed     (Month/   3 and          5)        Owned      Direct(D)  ship
                        Secur-                         of (D)       Day/      4)                       at End     or In-     (Instr.
                        ity                            (Instr.      Year)                              of         direct     4)
                                                       3, 4 and                                        Month      (I)
                                                       5)                                              (Instr.    (Instr.
                                                                                                       4)         4)
                                                                                       Amount
                                                                                       or
                                                              Date     Expi-           Number
                                                              Exer-    ration          of
                                          Code V  (A)   (D)   cisable  Date    Title   Shares







Explanation of Responses:

See Attachment A for footnotes.                                 By DLJ Merchant Banking Partners, L.P.

                                                                                                         (


                                                                By: /s/ Ivy Dodes                      7/7/00
                                                                   -------------------------        ----------------
                                                                   Name: Ivy Dodes                       Date
                                                                   **Signature of Reporting Person




**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays a                                                           Page 2
currently valid OMB Number.                                                                                          SEC 1474 (7-96)

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


                                                                    ATTACHMENT A

                        REPORTING PERSONS AND SIGNATURES
                        --------------------------------


COMPANY                                    ADDRESS
-------                                    -------
AXA ASSURANCES I.A.R.D. MUTUELLE           370, rue Saint Honore
                                           75001 Paris, France

AXA ASSURANCES VIE MUTUELLE                Same as above

AXA COURTAGE ASSURANCE MUTUELLE            26, rue Louis-le-Grand
                                           75002 Paris, France

AXA CONSEIL VIE ASSURANCE MUTUELLE         370, rue Saint Honore
                                           75001 Paris, France


FINAXA                                     23, avenue Matignon
                                           75008 Paris, France

                                     4 of 9

COMPANY                                    ADDRESS
-------                                    -------

are Reporting Persons through their interest in the following entity:

AXA                                        25, avenue Matignon
                                           75008 Paris, France

is a Reporting Person through its interest in AXA Financial, Inc.

THE AXA VOTING TRUSTEES:

Claude Bebear                              25, avenue Matignon
Henri de Clermont-Tonnerre                 75008 Paris, France
Patrice Garnier
(collectively, the "AXA Voting Trustees") pursuant to the Voting Trust Agreement dated as of May 12, 1992 with AXA.


                                     5 of 9

SIGNED ON BEHALF OF THE ABOVE ENTITIES

By: /s/Alvin H. Fenichel
   ----------------------------------
   Name:  Alvin H. Fenichel
   Title: Attorney-in-fact

AXA FINANCIAL, INC.                        1290 Avenue of the Americas
                                           New York, NY 10104
By: /s/Alvin H. Fenichel
   ----------------------------------
   Name:  Alvin H. Fenichel
   Title: Senior Vice President and Controller

AXA Financial, Inc. is a Reporting Person through its interest in Donaldson Lufkin & Jenrette, Inc. ("DLJ")

                                     6 of 9

COMPANY                                    ADDRESS
-------                                    -------
DONALDSON, LUFKIN & JENRETTE, INC.         277 Park Avenue
                                           New York, NY 10172

By: /s/ Marjorie S. White
   ----------------------------------
   Name:  Marjorie S. White
   Title: Vice President & Secretary

DLJ is a Reporting Person through its interest in DLJ Capital
Investors, Inc. ("DLJCI")

DLJ CAPITAL INVESTORS, INC.                277 Park Avenue
                                           New York, NY 10172
By: /s/ Marjorie S. White
   ----------------------------------
   Name:  Marjorie S. White
   Title: Secretary

DLJ Capital Investors, Inc. is a Reporting Person through its interest in each of DLJ Merchant Banking Funding, Inc. ("Funding") and DLJ Merchant Banking, Inc. ("MB INC"):

DLJ LBO PLANS MANAGEMENT CORPORATION

By: /s/ Marjorie S. White
   ----------------------------------
   Name:  Marjorie S. White
   Title: Vice President & Secretary

DLJ LBO Plans Management Corporation ("DLJ LBO") is a Reporting Person through its interest in DLJ First ESC, L.P. and DLJ ESC II, L.P.

DLJ MERCHANT BANKING FUNDING, INC.         277 Park Avenue
                                           New York, NY 10172

By: /s/ Marjorie S. White
   ----------------------------------
   Name:  Marjorie S. White
   Title: Secretary

DLJ MERCHANT BANKING, INC.                 277 Park Avenue
(See Form 3 for signature of this          New York, NY 10172
Reporting Person)

                                     7 of 9

DLJ INVESTMENT PARTNERS II, INC.

By: /s/ Marjorie S. White
   ----------------------------------
   Name:  Marjorie S. White
   Title: Secretary

                                     8 of 9

                                                                    ATTACHMENT A



(1) These securities are beneficially owned directly by DLJ Merchant Banking Partners, L.P. ("Partners") which is a partnership.


(2) These securities are beneficially owned directly by DLJ Merchant Banking Funding, Inc. ("Funding") which is a wholly owned subsidiary of DLJ.

(3) These securities are beneficially owned directly by DLJ International Partners, C.V. ("International Partners") which is a partnership.

(4) These securities are beneficially owned directly by DLJ Offshore Partners, C.V. ("Offshore Partners") which is a partnership.

(5) These securities are beneficially owned directly by DLJ First ESC, L.P. ("ESC") which is a partnership.

(6) These securities are beneficially owned directly by DLJ ESC II, L.P. ("ESC II") which is a partnership.

(7) These securities are beneficially owned directly by DLJ Investment Partners II ("Investment Partners II") which is a partnership.

(8) These securities are beneficially owned directly by DLJ Investment Partners, L.P. ("Investment Partners") which is a partnership.

(9) These securities are beneficially owned directly by DLJ Investment Funding II, Inc. ("Investment Funding II").

(10) These securities are beneficially owned indirectly by DLJMB which is the General Partner of this entity. The Reporting Persons disclaim beneficial ownership of these securities except with respect to DLJMB's proportionate or partnership interest in this entity.

(11) These securities are beneficially owned indirectly by DLJ LBO as General Partner of ESC and ESC II.


(12) These securities are indirectly owned by DLJ through its ownership interest in this entity.

(13) As of March 31, 2000, AXA beneficially owned approximately 60.3% of the common stock of AXF ("AXF Common Stock") and The Mutuelles AXA indirectly and directly owned approximately 23.3% of the issued ordinary shares (representing 36.7% of the voting power) of AXA. The Mutuelles AXA, Finaxa and AXA expressly declare that the filing of this Form shall not be construed for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of securities reported on this Form.

     AXA has deposited its shares of AXF Common Stock into a voting trust. While AXA remains the beneficial owner of such AXF Common Stock, during the term of the voting trust, the Trustees (each of whom is a member of either the Executive Committee or the Supervisory Board of AXA) will exercise all voting rights with respect to such AXF Common Stock. Accordingly, the Trustees may be deemed to beneficially own the securities reported on this Form. The Trustees expressly declare that the filing of this Form shall not be construed for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of securities reported on this Form.

     Each of the remaining reported persons disclaims beneficial ownership of securities beneficially owned by any other entity except with respect to its proportionate interest in or ownership of such entity as indicated in
     Item 2 of Table 1 and Item 3 of Table II and the footnotes thereto.




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